SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Cellular Biomedicine Group, Inc.

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

15117P102

(CUSIP Number)

Shannon Thyme Klinger

Chief Legal Officer

Novartis AG

Lichtstrasse 35

CH-4056 Basel,

Switzerland

+41 61 324 1111

With a copy to:

Joseph E. Gilligan

Hogan Lovells US LLP

Columbia Square

555 Thirteenth St., NW

Washington, DC 20004

(202) 637-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Novartis Pharma AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,458,257 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,458,257 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,458,257 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based upon an aggregate of 19,432,979 shares of Common Stock outstanding as of August 11, 2020, as disclosed by Cellular Biomedicine Group, Inc. in the Merger Agreement (defined below).

CUSIP No. 15117P102	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Novartis AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,458,257 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,458,257 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,458,257 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON CO, HC

* This calculation is based upon an aggregate of 19,432,979 shares of Common Stock outstanding as of August 11, 2020, as disclosed by Cellular Biomedicine Group, Inc. in the Merger Agreement (defined below).

CUSIP No. 15117P102	SCHEDULE 13D	Page 4 of 13 Pages

This Schedule 13D shall be deemed to amend the Schedule 13G filed by Novartis Pharma AG and Novartis AG with the Securities and Exchange Commission (“SEC”) on September 28, 2018 (the “Novartis Schedule 13G”).

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Cellular Biomedicine Group, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 1345 Avenue of Americas, 15th Floor, New York, New York 10105.

Item 2.	Identity and Background

This Schedule 13D is filed by Novartis Pharma AG and Novartis AG, each a corporation organized under the laws of Switzerland. Novartis Pharma AG and Novartis AG are together referred to herein as the “Reporting Persons.”

Novartis Pharma AG develops and markets pharmaceuticals. Novartis AG is the publicly owned parent of a multinational group of companies specializing in the research, development, manufacturing and marketing of healthcare products, led by innovative pharmaceuticals and also including high-quality generic pharmaceuticals. Novartis AG is the 100% direct owner of Novartis Pharma AG and may be deemed to beneficially own the shares of Common Stock held by Novartis Pharma AG. The address of the principal business office of each of Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) of the Act. The joint filing agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the other persons listed on Schedule A hereto has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Persons, in each case as of the date hereof, are set forth in Schedule A hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock being reported on this Schedule 13D were previously reported on the Novartis Schedule 13G and the funds used for the purchase of such shares were derived from cash on hand of Novartis Pharma AG.

CUSIP No. 15117P102	SCHEDULE 13D	Page 5 of 13 Pages

Item 4.	Purpose of Transaction

On August 12, 2020, the Issuer announced in a press release that it had entered into an Agreement and Plan of Merger, dated as of August 11, 2020 (the “Merger Agreement”), by and among CBMG Holdings, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), CBMG Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Issuer. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. Parent and Merger Sub are newly-formed entities formed on behalf of a consortium consisting of (i) Bizuo (Tony) Liu, Yihong Yao, Viktor Pan, Zheng Zhou, Li (Helen) Zhang, Chengxiang (Chase) Dai, Dangdai International Group Co., Limited, Mission Right Limited, Wealth Map Holdings Limited, Earls Mill Limited, OPEA SRL, Maplebrook Limited and Full Moon Resources Limited (the “Consortium Rollover Stockholders”) and (ii) Yunfeng Fund III, L.P., TF Capital Fund III L.P., Velvet Investment Pte. Ltd., and Bizuo (Tony) Liu (the “Equity Investors,” and together with the Consortium Rollover Stockholders, the “Consortium”).

Pursuant to the Merger Agreement, each share of the Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than (i) shares of the Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and shares of the Common Stock owned by the Issuer, (ii) the Rollover Shares (as defined below), and (iii) shares of the Common Stock owned by stockholders who are entitled to, and who have timely perfected and not withdrawn a demand for (or lost their right to), appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware, will be converted into the right to receive $19.75 in cash, without interest. The Merger is subject to the approval of the Issuer’s stockholders, including a non-waivable condition requiring approval by the holders of a majority of the outstanding shares of the Common Stock that are not beneficially owned by Parent, the Consortium Rollover Stockholders, Novartis Pharma AG, the Equity Investors and their respective affiliates, and various other closing conditions. If the Merger is consummated, the Common Stock will no longer be traded on the Nasdaq Global Select Market and will be deregistered under the Act, and the Issuer will be privately held by the members of the Consortium and Novartis Pharma AG. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement, Novartis Pharma AG entered into a Rollover and Support Agreement with Parent (the “Novartis Support Agreement”). Pursuant to the Novartis Support Agreement, Novartis Pharma AG has agreed that its shares of Common Stock (the “Novartis Rollover Shares”) will be canceled for no consideration in the Merger and that it will subscribe for newly issued ordinary shares of Parent immediately prior to the closing of the Merger. Novartis Pharma AG also agreed, until the earlier of the effective time of the Merger and the termination of the Merger Agreement, to vote all of its shares of the Common Stock (i) in favor of the adoption of the Merger Agreement and any related action reasonably required in furtherance thereof, (ii) against any other acquisition proposal, (iii) against any action, agreement or proposal which could reasonably be expected to impede, interfere with, delay or adversely affect the Merger Agreement, the Merger or the Novartis Support Agreement, and (iv) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent and Merger Sub under the Merger Agreement, or of Novartis Pharma AG under the Novartis Support Agreement. The foregoing description of the Novartis Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Novartis Support Agreement, a copy of which is filed as Exhibit 99.4 hereto and incorporated herein by reference. Concurrently with the execution and delivery of the Merger Agreement, the Consortium Rollover Stockholders also entered into a Rollover and Support Agreement with Parent (the “Consortium Support Agreement”) with terms substantially similar to the terms of the Novartis Support Agreement and pursuant to which each Consortium Rollover Stockholder has agreed that the shares of Common Stock held by it (except for certain shares of Common Stock held by Consortium Rollover Stockholders that are specifically excluded in the Consortium Support Agreement, which excluded shares will be canceled for cash consideration in the Merger to the same extent as shares of Common Stock generally) (“Consortium Rollover Shares”, and together with the Novartis Rollover Shares, the “Rollover Shares”) will be canceled for no consideration in the Merger and that it will subscribe for newly issued ordinary shares of Parent immediately prior to the closing of the Merger. Each Consortium Rollover Stockholder also agreed in the Consortium Support Agreement to substantially similar voting undertakings as Novartis Pharma AG agreed in the Novartis Support Agreement.

CUSIP No. 15117P102	SCHEDULE 13D	Page 6 of 13 Pages

Concurrently with the execution and delivery of the Merger Agreement, Novartis Pharma AG also agreed to waive with respect to the Merger (i) certain early termination rights set forth in the Toll Manufacturing and Supply Agreement, dated December 21, 2018, by and among Novartis Pharma AG, Beijing Novartis Pharma Co., Ltd., Shanghai Cellular Biopharmaceutical Group Ltd. and the Issuer and (ii) certain rights of first negotiation and early termination rights set forth in the License and Collaboration Agreement, dated September 25, 2018, by and among Novartis Pharma AG, the Issuer and certain other parties thereto. The foregoing description of the waivers does not purport to be complete and is qualified in its entirety by reference to the full text of the waivers, which are filed as Exhibit 99.5 and Exhibit 99.6 hereto and incorporated herein by reference.

Other than as described in Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentage is calculated based upon an aggregate of 19,432,979 shares of Common Stock outstanding as of August 11, 2020, as disclosed by the Issuer in the Merger Agreement.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 15117P102	SCHEDULE 13D	Page 7 of 13 Pages

On August 12, 2020, the Consortium Rollover Stockholders and certain other parties (collectively the “Consortium Reporting Persons”) filed a Schedule 13D amendment with respect to, among other things, the Merger Agreement and the Consortium Support Agreement. Because of the agreements set forth in Item 4, the Reporting Persons and the Consortium Rollover Stockholders may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Collectively, the “group” may be deemed to beneficially own an aggregate of 11,242,071 shares of outstanding Common Stock (comprised of an aggregate of 10,085,015 shares of outstanding Common Stock, 789,416 shares of Common Stock issuable upon the exercise of options, 8,666 shares of Common Stock issuable upon the vesting of restricted stock units and 358,974 shares of Common Stock issuable upon the conversion of certain convertible notes held by the Consortium Reporting Persons), which represents approximately 54.6% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing convertible notes). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any shares of Common Stock beneficially owned by any of the Consortium Rollover Stockholders, the Consortium Reporting Persons or any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	The Reporting Persons have not transacted in any shares of Common Stock in the last 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the agreements in Item 4 of this Schedule 13D are incorporated herein by reference. The summaries of certain provisions of such agreements in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements in this Item 6 are filed herewith as Exhibits 99.3 through 99.6 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons, dated August 13, 2020.

Exhibit 99.2	Evidence of Signature Authority

Exhibit 99.3

Agreement and Plan of Merger, dated as of August 11, 2020, by and among Cellular Biomedicine Group, Inc., CBMG Holdings and CBMG Merger Sub Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Cellular Biomedicine Group, Inc. filed with the Securities and Exchange Commission on August 12, 2020.

CUSIP No. 15117P102	SCHEDULE 13D	Page 8 of 13 Pages

Exhibit 99.4	Rollover and Support Agreement, dated as of August 11, 2020, by and between CBMG Holdings and Novartis Pharma AG.

Exhibit 99.5

Waiver of Novartis Pharma AG, dated as of August 11, 2020, with reference to the License and Collaboration Agreement dated September 25, 2018 by and among Novartis Pharma AG, Cellular Biomedicine Group, Inc. and certain other parties thereto.

Exhibit 99.6

Waiver of Novartis Pharma AG, dated as of August 11, 2020, with reference to the Toll Manufacturing and Supply Agreement dated December 21, 2018 by and among Novartis Pharma AG, Beijing Novartis Pharma Co., Ltd., Cellular Biomedicine Group, Inc. and Shanghai Cellular Biopharmaceutical Group Ltd.

CUSIP No. 15117P102	SCHEDULE 13D	Page 9 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:    August 13, 2020

NOVARTIS PHARMA AG

By:	/s/ Lukas Foertsch
Name:	Lukas Foertsch
Title:	Authorized Signatory

By:	/s/ Stefan Thommen
Name:	Stefan Thommen
Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
Name:	Christian Rehm
Title:	Authorized Signatory

By:	/s/ Felix Eichhorn
Name:	Felix Eichhorn
Title:	Authorized Signatory

CUSIP No. 15117P102	SCHEDULE 13D	Page 10 of 13 Pages

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS PHARMA AG

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Director	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean emerita, vice chancellor emerita for academic affairs, Duke University School of Medicine, US; Nanaline H. Duke Professor of Pediatrics, pharmacology and cancer biology, Duke University, US	American/Swiss

Ton Buechner	Director	Independent Director	Dutch/Swiss

Patrice Bula	Director	Executive vice president and head of strategic business units, marketing, sales, and Nespresso, Nestle SA, Switzerland	Swiss

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor, Harvard Business School, US; Faculty Chair of the Harvard Innovation Lab, US; Senior Associate Dean for University Affairs, Harvard Business School, US	American

CUSIP No. 15117P102	SCHEDULE 13D	Page 11 of 13 Pages

Elizabeth (Liz) Doherty	Director	Independent Director	British

Ann Fudge	Director	Independent Director	American

Bridgette Heller	Director	Co-founder and Chief Executive Officer, Shirley Proctor Puller Foundation, US	American

Frans van Houten	Director	Chief Executive Officer and chairman of the executive committee and the board of management, Royal Philips NV, Netherlands	Dutch

Simon Moroney	Director	Independent Director	German/New Zealander

Andreas von Planta, Ph.D.	Director	Senior Counsel, Lenz & Staehelin, Switzerland	Swiss

Charles L. Sawyers, M.D.	Director

Chair of the Human Oncology and Pathogenesis Program, Memorial Sloan-Kettering Cancer Center, US; Professor of Medicine and of Cell and Developmental Biology, Weill Cornell Graduate School of Medical Sciences, US

American

William T. Winters	Director	Chief Executive Officer and director of Standard Chartered PLC, UK	British/American

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee; Chief Executive Officer	American

CUSIP No. 15117P102	SCHEDULE 13D	Page 12 of 13 Pages

Steven Baert	Member of the Executive Committee; Chief People and Organization Officer	Member of the Executive Committee; Chief People and Organization Officer	Belgian

Bertrand Bodson	Member of the Executive Committee; Chief Digital Officer	Member of the Executive Committee; Chief Digital Officer	Belgian

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	American

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German/Swiss

Shannon Thyme Klinger	Member of the Executive Committee; Chief Legal Officer	Member of the Executive Committee; Chief Legal Officer	American

Steffen Lang, Ph.D.	Member of the Executive Committee; Global Head of Novartis Technical Operations	Member of the Executive Committee; Global Head of Novartis Technical Operations	German/Swiss

Klaus Moosmayer, Ph.D.	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	German

Richard Saynor	Member of the Executive Committee; Chief Executive Officer, Sandoz	Member of the Executive Committee; Chief Executive Officer, Sandoz	British

Susanne Schaffert, Ph.D.	Member of the Executive Committee; President, Novartis Oncology	Member of the Executive Committee; President, Novartis Oncology	German

John Tsai, M.D.	Member of the Executive Committee; Global Head of Drug Development and Chief Medical Officer	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	American

Marie-France Tschudin	Member of the Executive Committee; President, Novartis Pharmaceuticals	Member of the Executive Committee; President, Novartis Pharmaceuticals	Swiss

CUSIP No. 15117P102	SCHEDULE 13D	Page 13 of 13 Pages

Robert Weltevreden	Member of the Executive Committee; Head of Novartis Business Services	Member of the Executive Committee; Head of Novartis Business Services	Dutch

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Pharma AG and (ii) the business address of each director and executive officer of Novartis Pharma AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis Pharma AG	Present Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	President of the Board of Directors	Chairman of the Board of Directors of Novartis AG	German

Shannon Thyme Klinger	Director	Member of the Novartis AG Executive Committee; Chief Legal Officer of Novartis AG	American

Harry Kirsch	Director	Member of the Novartis AG Executive Committee; Chief Financial Officer of Novartis AG	German